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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                            AMERICAN SOFTWARE, INC.
                           -------------------------
                                (Name of Issuer)

                                 COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   029683109
                        ------------------------------
                                 (CUSIP Number)

                               November 29, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                             -------------------
                                                             CUSIP NO. 029683109
                                                             -------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      James C. Edenfield

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                (a) [_]
                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            2,216,402

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          55,000
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             2,216,402

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          55,000

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,271,402
------------------------------------------------------------------------------

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.0%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN

------------------------------------------------------------------------------
Item 1.

     (a) Name of Issuer: American Software, Inc.

     (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                        470 East Paces Ferry Road, N.E.
                        Atlanta, Georgia 30305

Item 2.

     (a) Name of Person Filing: James C. Edenfield

     (b) Address of Principal Business Office or, if none, Residence:

                        470 East Paces Ferry Road, N.E.
                        Atlanta, Georgia 30305

     (c) Citizenship: United States

     (d) Title of Class of Securities: Class A Common Stock, $.10 par value

     (e) CUSIP Number:  029683109

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under section 15 of the Act.

     (b) [_]  Bank as defined in section 3(a)(6) of the Act.

     (c) [_]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E).

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F).

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned: 2,271,402 shares (See proxy statements of American Software, Inc. from 1983 to the present for further disclosures regarding number and percentage of shares beneficially owned.)

     (b)  Percent of class: 11.0%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 2,216,402 shares

          (ii)  Shared power to vote or to direct the vote: 55,000 shares

          (iii) Sole power to dispose or to direct the disposition of:
                2,216,402 shares

          (iv)  Shared power to dispose or to direct the disposition of:
                55,000 shares


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         Not Applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 25, 2000
       ----------------------


                                                /s/ James C. Edenfield
                                               -------------------------------
                                               James C. Edenfield